October 22, 2015

VIA EDGAR

Laura Riegel
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Registration Statement on Form N-4
Pursuant to Securities Act of 1933
Principal Investment Plus Variable Annuity
(for Applications Signed on or After August 1, 2013)
File Numbers 333-188293, 811-02091
Post-Effective Amendment No. 10 to the Registration Statement on Form N-4
Accession Number: 0000009713-15-000115

Dear Ms. Riegel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Principal Life Insurance Company Separate Account B (the “Registrant”) and its principal underwriter, Princor Financial Services Corporation hereby request that the effectiveness of the above-referenced Registration Statement on Form N-4 be accelerated to November 2, 2015. Based on previous telephone conversations with the Staff, we understand the Staff would give favorable consideration to this request.

Principal Life Insurance Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company or Registrant from their full responsibilities for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Hodgson at 515-362-2384 if you have any questions regarding this request.

Sincerely,

/s/ Doug Hodgson	/s/ Adam U. Shaikh

Doug Hodgson	Adam U. Shaikh

Counsel, Registrant	Counsel, Underwriter